SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

February 8, 2012

Commission File Number: 000-50867

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit 20692, P.O.B. 550, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated herein by reference is a press release of the Company, dated February 8, 2012, entitled “Syneron to Acquire Ultrashape Ltd.”

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on November 16, 2004 (Registration No. 333-120559), on January 8, 2010 (Registration No. 333-164250) and on January 15, 2010 (Registration No. 333-164351).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNERON MEDICAL LTD.

By: /s/ Asaf Alperovitz
Name: Asaf Alperovitz
Title: Chief Financial Officer

Date: February 8, 2012

Syneron to Acquire Ultrashape Ltd.

Accelerates Entry Into Non-Invasive Body Sculpting Market With Ultrashape's Commercialized Focused Ultrasound Fat Lipolysis Products

YOKNEAM, ISRAEL--(Marketwire - February 8, 2012) - Syneron Medical Ltd. (NASDAQ: ELOS), the leading global aesthetic device company, announced today that is has signed a definitive agreement to acquire Ultrashape Ltd. ("Ultrashape"), a leading developer, manufacturer and marketer of innovative non-invasive technologies for fat cell destruction and body sculpting. Ultrashape is the sole operating entity of Ultrashape Medical Ltd. (TASE: ULSP) and it owns all rights and interests in the fat cell reduction and body sculpting business. Ultrashape's products are approved and commercially available in Europe, Canada, Latin America and Asia.

Under terms of the agreement, Syneron will acquire 100% of the outstanding shares of Ultrashape Ltd. from Ultrashape Medical Ltd. for $12.0 million in cash. The acquisition is subject to customary closing conditions and is expected to close by the end of the first quarter 2012.

Louis P. Scafuri, Chief Executive Officer of Syneron Medical, said, "Ultrashape has developed a clinically validated, highly effective, customer- and patient-friendly product line focused on the non-invasive destruction of fat cells. The acquisition provides Syneron immediate entry into this large and attractive global market for fat disruptive body contouring and provides the opportunity to leverage our worldwide sales infrastructure and VelaShape installed-base to drive growth in the Ultrashape business. The combination of Ultrashape and Syneron's body contouring product pipeline will accelerate our leadership in this key growth market. It is also synergistic with our existing corporate strategy to increase our mix of higher margin product sales that include a recurring revenue component, while also providing our customers with an attractive cost of acquisition and path to profitability."

Alon Maor, Chairman of the Board of Ultrashape Medical, said, "We are delighted to join the Syneron family. Syneron has developed into a clear market leader over the past several years and we believe its global sales and distribution reach will help millions of patients worldwide benefit from the unique Ultrashape procedure. Moreover, based on our in depth patent portfolio in the fat disruptive Ultrasound field, we believe future novel developments will drive additional growth."

The new UltraShape® Contour I V3 is the most advanced solution for non-invasive body sculpting. It uses Vertical Dynamic Focus™ (VDF) pulsed (non-thermal) focused ultrasound to instantly and permanently destroy fat cells providing patients a convenient, noninvasive, no-downtime solution to reduce localized fat deposits and body circumference. The UltraShape system is scientifically validated to target and selectively destroy only fat cells (adipocytes), leaving critical surrounding structures such as blood vessels, nerves and connective tissue unharmed. It is the first clinically proven non-invasive solution that offers measurable lasting body sculpting results with no need for maintenance treatments. The UltraShape system has been shown to be safe and effective in a multi-center controlled trial and numerous other peer-reviewed published independent clinical studies.

The Contour I V3 is indicated for body sculpting and circumferential reduction of the lower and upper stomach, waist and thighs. It is intended for use on patients with a body mass index (BMI) of between 18.5 and 30 (normal to overweight patients). Patients experience an average circumference reduction of four centimeters and as much as ten centimeters after three treatments with high patient satisfaction. Results are visible within 7 to 10 days, the procedure does not require hospitalization or anesthesia, and there is no post-procedure downtime or thermal injury to the tissue.

Christopher Inglefield, MD, board certified plastic surgeon and head of London Bridge Plastic Surgery & Aesthetic Clinic, said, "I used the Ultrashape focused ultrasound technology devices and was involved in their evolution for the last 7 years. The Ultrashape technology became an essential tool in my body sculpting procedures. Ultrashape's technology destroys fat cells and I have clear clinical evidence of its ability to non-invasively dissolve layers of fat that are as thick as 6 cm on my patients' abdominal areas providing excellent body sculpting. I believe that the future of body shaping is with non-invasive focused ultrasound technology and Ultrashape is at the cutting edge of these developments."

Robert A. Weiss, MD, a leading US dermatologist, Associate Professor at Johns Hopkins School of Medicine, and one of the key investigators for the Ultrashape focused ultrasound technology, commented, "In clinical trials, Ultrashape has shown to be safe and effective in non-invasive treatment of fat and in reduction of fat cells. It utilizes focused ultrasound waves for inducing permanent non-thermal damage to fat cells and is used in a doctor's office setting."

The Contour I V3 is approved in Europe. Ultrashape has submitted for regulatory approval in China and anticipates potential approval in the second half of 2012. In the United States, Ultrashape has a clear and defined path for Food and Drug Administration (FDA) clearance following a pivotal clinical study to evaluate the Contour I V3. The Company's products, which are targeted at the core physician market, have been sold in more than 50 countries, have an installed base of 700 systems, and have been used to perform more than 200,000 procedures. For more information on Ultrashape's products, please visit www.ultrashape.com.

The Contour I V3's Vertical Dynamic Focus (VDF™) Multi-Focus Ultrasound technology delivers higher acoustic energy and allows selective destruction of fat cells in various depths of the fat tissue. Unlike other ultrasound based fat disruptive technologies, the Contour I V3 with VDF destroys the fat cells via a mechanical non-thermal process. The VDF technology is also unique in that it allows physicians to address multiple body areas with variable fat thicknesses safely and effectively. This multiple depth non-thermal approach creates synergies with Syneron's own elos™ based body contouring technologies that is focuses on remodeling the connective tissue surrounding the destroyed fat cells.

Dr. Shimon Eckhouse, Co-founder and Chairman of the Board of Directors of Syneron Medical, said, "The high intensity focused ultrasound technology that was developed by Ultrashape is very unique due to its ability to destroy the fat cell membranes without damaging adjacent tissue. Syneron's leadership position in the body shaping market, which is based on RF induced thermal injury, when complemented by this unique fat selective technology, gives physicians a comprehensive body sculpting solution that enables non-invasive fat destruction and injury based connective tissue repair. Ultrashape has accumulated a large clinical database that was developed by leading aesthetic doctors around the world and clearly demonstrates the capability of this technology to remove fat non-invasively."

Syneron will discuss the proposed acquisition of Ultrashape on the Company's fourth quarter 2011 financial results conference call, which will be held at 8:30 a.m. (ET) on Thursday, February 9, 2012.

About Syneron Medical Ltd.
Syneron Medical Ltd. (NASDAQ: ELOS) is the leading global aesthetic device company with a comprehensive product portfolio and a global distribution footprint. The Company's technology enables physicians to provide advanced solutions for a broad range of medical-aesthetic applications including body contouring, hair removal, wrinkle reduction, rejuvenation of the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. The Company sells its products under two distinct brands, Syneron and Candela. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. are located in Israel. Syneron also has R&D and manufacturing operations in the US. The Company markets, services and supports its products in 90 countries. It has offices in North America, France, Germany, Italy, Portugal, Spain, UK, Australia, China, Japan, and Hong Kong and distributors worldwide.

Investor Contacts:
Asaf Alperovitz
Chief Financial Officer
+ 972 73 244 2283
Email: asafa@syneron.com

Zack Kubow
The Ruth Group
646-536-7020
Email: zkubow@theruthgroup.com